Filed by Inflection Point Acquisition Corp. VI
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Inflection Point Acquisition Corp. VI

Subject Company: Quantum Space, LLC
Commission File No.: 001-43212

The following materials were made available in connection with proposed business combination (the “Business Combination”) by and among Inflection Point Acquisition Corp. VI (“Inflection Point”), Quantum Space, LLC (“Quantum Space”), and the other parties thereto.

Set forth below is a transcript of the investor call with Michael Blitzer, Chairman of Inflection Point, and Jim Bridenstine, Chief Executive Officer of Quantum Space, on June 8, 2026.

MODERATOR: Thank you all for joining today’s webcast to discuss the merger of Quantum Space and Inflection Point Acquisition Corp. VI. I am joined today by Mike Blitzer, the CEO of Inflection Point, and Jim Bridenstine, CEO of Quantum Space.

Before we begin, I’d like to remind everyone that our remarks today, including the question-and-answer session, contain forward-looking statements. These include statements about the proposed transaction, the expected timing and benefits of the transaction, and the future financial and operating performance of the combined company. Forward-looking statements are based on our current expectations and assumptions as of today and are subject to risks and uncertainties that could cause actual results to differ materially. We undertake no obligation to update them except as required by law.

For a discussion of the risks that could affect our business and the proposed transaction, please refer to the materials filed and to be filed with the SEC, including the registration statement on Form S-4 and the related proxy statement/prospectus to be filed with the SEC. These materials will be available on the SEC’s website at www.sec.gov. The announcement press release and investor presentation will also be available at quantumspace.us.

And with that, I’d like to turn the call over to Mike.

MIKE BLITZER: Thank you, Bettina. We are extremely excited to announce that Quantum Space will become a publicly listed company, which we expect to occur in the fourth quarter of this year.

Through this transaction, the team at Quantum is creating a pure-play national security space company and accelerating the production of Ranger, a maneuver-first spacecraft platform purpose-built for multi-orbit operations designed to win in space.

Quantum Space was founded by visionary space entrepreneur Kam Ghaffarian to build the company the United States needs to maneuver, persist, and operate across every orbit that matters to national security. Not a satellite that sits in one place and waits, but a spacecraft built to handle intensifying competition across orbits.

This transaction, and having access to the public markets, gives us the opportunity to accelerate our ability to scale Quantum Space so we can continue to be the partner this country needs at a moment when space has never mattered more to national security.

And of course, having Kam as our Executive Chairman and Jim Bridenstine as our CEO is a game changer. There is nobody better suited to run this company and lead us forward than Kam and Jim.

Over the past decade, Kam and I have partnered together in financing Axiom Space, X-Energy, as well as the Inflection Point portfolio of strategically important assets.

In 2023, we joined together to list Intuitive Machines at an $800 million valuation to focus on the lunar ecosystem and the civil market, and over the last three years, we have overseen a nearly 10x increase in the company’s market cap.

Now, with Quantum Space, I’m excited to continue this long partnership in taking companies public, in what we believe will be the leading and only pure-play space company focused on the national security market.

This is an extraordinarily large and growing market that has become a priority across all levels of government. Just this year, the Space Force budget is expected to grow nearly 2x to more than $70 billion by FY2027, with a focus on the areas that Quantum Space leads — advanced satellite constellations, space superiority, and national defense.

The company enters the public markets with a total of six contracts and pending proposals across the U.S. national security space enterprise: the U.S. Space Force, the Department of War, DARPA, and the Air Force Research Laboratory.

Anchoring this portfolio is the company’s contract award under the U.S. Space Force’s flagship Andromeda program, an IDIQ vehicle with a ceiling value of $6.2 billion aimed at fielding a proliferated constellation of maneuverable, refuelable spacecraft in GEO.

Quantum’s Ranger platform is purpose-built for these missions with a unique and proprietary spacecraft that is highly maneuverable, fuel efficient, and unlike any other satellite or spacecraft currently flying or in development. The company’s multi-mode propulsion is backed by years of critical IP and is set to disrupt strategic space operations across higher orbits.

This story has also been about building a world-class leadership team, with executives that have been at the center of the most consequential space programs of the past decade.

In the U.S. House representing Oklahoma’s 1st Congressional District, Jim was a member of the Armed Services Committee, a member of the Subcommittee on Strategic Forces, and a member of the Subcommittee on Space, defining space policy for national security and the commercial market.

Jim then served as NASA’s 13th Administrator from 2018 to 2021, leading the agency during an unprecedented era of growth, and one of the largest increases in NASA’s budget under any leader, to its current level of around $29 billion.

Jim launched the Artemis Program — the initiative to return American astronauts to the moon — as well as the creation of the CLPS program, and the expansion of other important commercial partnerships. Jim is a visionary and mission-driven space executive and has chosen Quantum Space as the company to lead this next phase of space commercialization.

This story has understandably resonated with investors, as evidenced by a $300 million PIPE announced in conjunction with this announcement. On a pro forma basis, this implies a valuation of approximately $1 billion, assuming no redemptions. This also implies a pre-money value of $600 million.

Inflection Point is pleased to anchor this PIPE along with a number of large institutional investors and partners of both Kam and Inflection Point.

I will now turn it over to Jim to discuss his vision for Quantum Space and the opportunities ahead.

JIM BRIDENSTINE: Thank you, Mike.

I’m privileged to lead Quantum Space at a pivotal moment, building the tools needed to protect America’s national security and redefine how spacecraft operate.

Most people don’t appreciate how dependent every domain of modern warfare is on space. Communications. Intelligence. Battlefield networking. Missile warning. Missile defense. Nuclear command and control. Space is no longer a benign environment, and all our operations on land, in the air, and at sea run through it. The Space Force budget is nearly doubling from this year to next. That is not a political decision. It is a threat-driven response.

For decades, we built large, expensive satellites in fixed, predictable orbits. Adversaries studied that architecture and built the capability to destroy it. We cannot defend what we cannot move. Fixed satellites are strategic vulnerabilities.

The Space Force’s Theory of Competitive Endurance gives us the framework to respond — avoid operational surprise, deny first-mover advantage, maintain freedom of action in every orbit.

Ranger is purpose-built to deliver on each of those pillars. Any orbit, anytime. Ranger carries more propellant than any other satellite on the market. Our patented multimode propulsion combines chemical and electric capability on a single vehicle using a single fuel type. It can operate from low Earth orbit to geostationary to cislunar space. It can be seen when we want it seen and disappear when we don’t. And it is refuelable in space. That is dynamic space operations in practice.

The next phase of space will be built on mobility — the freedom to maneuver without regret. No competitor has Ranger’s propellant capacity, dual-mode propulsion, or multi-orbit range. We are the mobility layer for the next generation of space operations.

At Quantum Space we are building hardware, have multiple government contracts, and are targeting Q2 of 2027 for Ranger’s first flight. We are scaling manufacturing across multiple U.S. facilities. The window to establish category leadership in orbital mobility is open. We intend to own it.

MODERATOR: Thank you, Jim. Now let’s transition. As we mentioned, we have been talking to a lot of current and prospective investors these last several months. We thought it would be helpful for the investment community and others following our story for us to boil down the perspectives we’ve been hearing into a couple of key questions and themes.

MODERATOR: Jim, first, why exist the right time for quantum space to enter the public market, and why pursue this via facts rather as a traditional listening?

JIM BRIDENSTINE: Great question, Bettina. First of all, we know the direction that the Space Force is heading — we see it. We see it with the words that they’re using, we see it with the RFIs that they’re putting out, the RFPs that they’re putting out. And more than anything, we’re seeing it with the budget. The Space Force budget today is about $31 billion. If you add some additional resources — maybe from the Big Beautiful Bill and other things — you could say it’s maybe around $40 billion. But the budget request for next year, when you include reconciliation, is about $71 billion. It is growing, and it is growing fast. We saw that both in the Biden administration, and now we’re seeing it again in the Trump administration. Remember, it was the first Trump administration that initiated the Space Force to begin with. So across all of these areas, we’re seeing the Space Force say: we need industry to step up and deliver. Going public at this time — number one, we need to go as fast as possible to get these capabilities on orbit as soon as possible. Ranger Pathfinder, our first one, is going to be on orbit in the middle of next year, in the middle of 2027. And we need to scale, and to do that, we need capital. It’s also important to have access to public markets for other things that we want to do. But the key right now is speed. Speed matters. It matters for national security, and it matters for company development. So right now, the key is to go as fast as possible to make sure that we’re serving the needs of this country — and of course, our investor base is expecting us to keep that pace.

MODERATOR: Thank you. Moving on — how do you intend to grow and scale the company? Do you intend to grow organically or through M&A? Can you do this fast enough to meet the evolving and increasingly pressing needs of the U.S. government?

JIM BRIDENSTINE: So the $300 million PIPE that we just announced, along with the Inflection Point SPAC — these are capabilities that enable us to scale the company organically, doing it internally to serve the contracts that we already have in our wheelhouse. But we also want to go as fast as possible, and doing it internally isn’t always the right approach. We might need to work with some of our suppliers and maybe bring them in-house. There could also be opportunities for us to leverage our unique capabilities in other areas, and so there could be horizontal integration as well.

So I guess my answer to you, Bettina, is both — or I should say, all of the above. We’re going to look at all the different options that are in front of us to grow and scale this company, to serve the U.S. Space Force, but also to make sure that we are in a very healthy financial position going forward and that we have good control over our supply chain.

MODERATOR: Our next question — the company is projecting significant revenue growth by 2027. Can you walk us through how you get there? How much of that revenue is already locked in under contract today versus business you still need to win?

JIM BRIDENSTINE: Another very important question. So this year we’re going to have $24 million in revenue. Next year we’re projecting $51 million in revenue. I would say the vast preponderance of that is based on contracts that we already have. Now we just need to go deliver on them, and those contracts are milestone payments — so as we’re delivering, we will be paid. We anticipate that $51 million — again, the vast preponderance of that is based on contracts already won, and now we just have to go deliver and get those milestone payments.

There is a very small piece that comes from contracts we’re currently pursuing, which would account for a little piece of that number, but we’re highly confident that we’re going to get those contracts. And then I would also say there’s a really big opportunity beyond what’s already in hand or coming in the near term. There are many, many big projects that the Space Force is calling for that we’re excited about, and we believe we’re very well positioned to win those contracts.

MODERATOR: Finally, what’s the one thing happening in space and defense right now that most people aren’t paying attention to? And how is Quantum Space positioned for it? What’s changing in space and defense that makes this a billion-dollar opportunity rather than a niche player?

JIM BRIDENSTINE: So I would say a couple of things. We’ve talked a lot so far about the national security market and how we are purpose-built for that capability. I would also say that when we build for national security, it opens the aperture for a whole host of commercial capability.

For example, the ability to get a satellite from low Earth orbit to geostationary orbit — that’s a capability this country needs. And I want to be clear: we’re not building a tug. We’re not building a spacecraft that’s designed to take a satellite from lower orbit to geostationary orbit and leave it there, where it’s no longer maneuverable itself. We are building the highest-performance, most maneuverable satellite on the market. We can go between orbits — that’s what we’re building for — and then we can also maneuver once we’re on orbit.

What that means is that people looking for access to geostationary orbit don’t necessarily have to buy a heavy-lift rocket that can go direct to GEO or direct to geostationary transfer orbit. They don’t necessarily have to buy a tug. We are payload-agnostic at Quantum Space. We’re a high-performance platform. You put your payload on our satellite, and we go to lots of different orbits, and we can be very maneuverable once we’re there.

It’s also important to remember: we have the largest fuel tank of any satellite in this class. We have the ability to refuel — and in fact, to refuel others. We have a contract to refuel others. And we have the ability to use both chemical and electric propulsion with a single fuel type. These are all differentiators that enable this company to not just serve the national security market, but to bring down the significant cost of operating in these higher-energy orbits for commercial customers.

So I really want to emphasize — this is not just about national security. That is our prime focus, and that’s what we’re building for. But as we do it, I think there are real opportunities on the commercial market side as well. Companies that are already operating satellites in space are going to want our services. They’re going to want to put their payloads on our satellite. They may even want our satellite to maneuver their satellites into different orbits. So there’s a real commercial market here. We’re building for national security — but there’s a commercial market that we absolutely will serve.

MODERATOR: Thank you so much, Jim. That concludes today’s presentation. We hope it was informative, and we thank you for joining us. We look forward to speaking with you again soon.

Set forth below is a transcript of Jim Bridenstine’s interview on CNBC’s Squawk Box on June 8, 2026.

ANDREW ROSS SORKIN: Meantime, Quantum Space announcing this morning that it’s going to go public via a SPAC later this year. The space defense and orbital mobility company could be valued at up to $1.2 billion after the acquisition goes through. Joining us right now is Quantum Space CEO and former NASA Administrator Jim Bridenstine. Good morning to you. You’re going public via a SPAC. The truth is, as you know, SPACs have not been seen favorably — at least the last vintage. Why do it this way? Why not try to go public through an IPO?

JIM BRIDENSTINE: We’re going as fast as we can possibly go. Here’s what we know: the adversaries of the United States are not slowing down. The Space Force is not slowing down. We at Quantum Space need to go as fast as we can. We need to get access to the capital markets, we need to go public, and we need to raise awareness as to what we’re doing. And that’s exactly what this process enables us to do.

ANDREW ROSS SORKIN: I think one of the issues about SPACs, generally speaking, has always been that you get to short-circuit the IPO process and therefore put projections out into the public — and other things that typically an IPO could not. My question to you is, when you look at the valuation of what you’re doing relative to others, what would be the right comp — the comparable that you would use?

JIM BRIDENSTINE: I think there are a lot of comparables. We look at Intuitive Machines, we look at Rocket Lab — there are others. Obviously everybody’s talking about the SpaceX IPO right now. But at the end of the day, if you look at SPACs — if you take away that one or two years of 2021, maybe into 2022 a little bit — SPACs actually outperform IPOs over time. And we have, I think, placed our valuation at a very attractive price that allows upside, so there are compelling reasons people would want to participate in this.

ANDREW ROSS SORKIN: The sponsor of the SPAC is locked in for how long?

JIM BRIDENSTINE: So the sponsor of the SPAC is, as far as I know, in for the long term. They are in for a long time, but I don’t think they’re necessarily locked in by any type of rule or agreement. And just to be clear, Inflection Point is the sponsor of the SPAC. They have done this before with Intuitive Machines — also a Kam Ghaffarian-founded company — that when it went public, it was trading at $800 million. Today it’s at a $7.5 billion market cap. So they’ve done this many times. This is Inflection Point Six. I think we’re on really solid footing here, and they have a history of staying with their companies when they go public.

ANDREW ROSS SORKIN: Are they also doing what’s called the PIPE in this context?

JIM BRIDENSTINE: Yes. In this particular case, we have a PIPE that is already funded. We’ve got $300 million in the PIPE on a $600 million pre-money valuation. And then, of course, the SPAC itself — the trust — has over $250 million.

ANDREW ROSS SORKIN: And in terms of Inflection Point, the sponsor — what kind of fee are they taking? What ownership will they have of the company when the SPAC goes through?

JIM BRIDENSTINE: So they’re going to have — I think it’s around 7% ownership of the company. But they’re also participating in the PIPE, and of course they’re the sponsor of the trust itself. So they have positions that go beyond just what you might think by looking at their publicly traded element.

ANDREW ROSS SORKIN: What do you make of — obviously later this week we’re going to have the SpaceX IPO, and there’s a huge amount of excitement around that. I imagine to some degree you’re trying to take advantage of that excitement?

JIM BRIDENSTINE: Look, here’s what we know right now. The Space Force budget is $31 billion. And if we look at what’s being projected for next year — if you throw in the “Big Beautiful Bill” money, or reconciliation money — we’re talking about $71 billion. When I was in the House of Representatives, we created the Space Force for a purpose: to have a separate military service that could compete, commensurate with the other services, for resources. Why? Because every domain of warfare is dependent on space — intelligence, surveillance, reconnaissance, communication, sending high-resolution motion picture images around the globe so decision-makers can make decisions. But also missile defense, missile warning, missile tracking, nuclear command and control, navigation. That timing signal from GPS is used to network everybody in theater.

We are not increasing the space budget on accident. We didn’t create the Space Force on accident. President Trump didn’t sign it into law with bipartisan support on accident. There’s a lot of enthusiasm around space, and it’s correct — it needs to be done. I wouldn’t say we’re behind; I would say we’re not far enough ahead when it comes to national security space. Quantum Space is specifically addressing the national security market. And yes, there’s a lot of enthusiasm there.

ANDREW ROSS SORKIN: And then, Jim, finally — what is the money going to be used for, and how quickly can you get to profitability?

JIM BRIDENSTINE: We’re going as quickly as we can. We’re putting satellites on orbit. Our first one is going to be on orbit next year. And then after that, by the end of 2028, we want to be producing one satellite per quarter.

I want to be clear about what we’re doing — we’re not putting up small satellites. We’re putting up satellites designed for the Space Force’s strategic framework. They call it the Theory of Competitive Endurance. We need high maneuverability. The Space Force says they want “maneuver without regret” — or what they call sustained maneuver for dynamic space operations in space.

We’re being targeted — anti-satellite missiles, co-orbital anti-satellite satellites, jamming, spoofing, dazzling, using laser energy to confuse satellites, directed energy to kill satellites. What we’re doing is solving that problem by creating the highest-energy, most-maneuverable satellite on the market, to serve what the Space Force has been calling for. By the end of 2028, we’ll be able to produce one satellite per quarter. These are satellites with an ability to do what other satellites right now cannot do. We’re building the highest-performance satellite on the market.

ANDREW ROSS SORKIN: Jim, I want to thank you. We very much look forward to your progress. It’s a hugely exciting space.

Set forth below is the text of an email sent by Jim Bridenstine, Chief Executive Officer of Quantum Space, to Quantum Space’s employees.

TO: All QS Employees

FROM: Jim Bridenstine

SUBJECT: A giant step in our mission

Team,

When Kam Ghaffarian co-founded Quantum Space in 2021, his vision was clear: build a spacecraft that the United States needs to maneuver, persist, and operate across every orbit that matters to national security. Not a satellite that sits in one place and waits, but a spacecraft built to handle intensifying competition across orbits. In the years since, this team has translated that concept into a real platform — Ranger — and built relationships with the most important organizations in our sector, including the U.S. Space Force, the Department of War, DARPA, and the Air Force Research Laboratory, and earned a contract award with the Space Force’s flagship Andromeda program.

Today, we take the next step in our mission: Quantum Space has entered into a definitive business combination agreement with Inflection Point Acquisition Corp. VI (“Inflection Point”) (Nasdaq: IPFX), a special purpose acquisition company (“SPAC”). Upon closing, the combined company will use the Quantum Space name and expects to be listed on the Nasdaq under the ticker symbol “QSPC.”

You can read the full announcement in our press release here https://www.prnewswire.com/news-releases/quantum-space-a-leading-space-defense-and-orbital-mobility-company-to-go-public-via-merger-with-inflection-point-acquisition-corp-vi-302793677.html.

Going public is an enormous milestone, but it is not our destination. The transaction is supported by $533 million of additional capital, which gives us the resources to accelerate production of the Ranger platform and expand manufacturing facilities, positioning Quantum Space to compete for a growing pipeline of national security, civil, and commercial missions. And it positions us to be the partner this country needs at a moment when space has never mattered more to national security.

Our partner, Inflection Point, knows this sector well and has a proven track record of taking companies public through SPACs. They are led by Michael Blitzer, who has deep experience in this industry and has successfully brought multiple companies to the public markets. That experience includes taking Intuitive Machines public, which he did in partnership with Kam. Kam and Michael have known each other for years, and we know that this is the right partnership for us as we take these next steps.

Let me be clear: the mission does not change. We are building Ranger, and we are building it to do what this country needs done in space. What changes is how we operate. As a public company, we will work with a new level of visibility and discipline, and many of you will take on bigger roles, with new opportunities to grow. That is something to be proud of. It reflects how far this team has brought the company, and it opens up a great deal of opportunity for all of us.

I know you have questions about what comes next and what this announcement means for you. As a first step, we will be hosting a virtual Town Hall meeting today at 10 AM CT – link to join [HYPERLINK]. Over the coming weeks and months, we will share more about timing, the closing process, and what to expect as we transition. In the meantime, please keep your focus and intensity on the work in front of you.

A few practical notes. While we have just announced the transaction, it will be several months until it closes. During this time, we need to be cautious about sharing any information externally about the company, the transaction, or our financial performance. Legal will provide additional guidance on what exactly that means, as well as further detail on equity and the closing process, in the coming days. If you receive inquiries from media or anyone outside the company, please direct them to Bettina Inclan at [●]. If any investors reach out to you, please direct them to Maissan Almaskati at [●]. I ask that you do not discuss the transaction on social media or in any other public forum.

As we reflect on how far Quantum Space has come, I, along with the Board of Directors, am incredibly proud of what you have accomplished. You have taken Kam’s bold vision—building critical infrastructure for operations in GEO, cislunar space, and beyond—and transformed it into real programs, real contracts, real spacecraft, and real customer confidence. I have spent much of my career around the moments that mattered for American leadership in space. This is one of them.

We are building the company that national security space needs, and the future in front of us is bright. We have a spacecraft to build and a pathfinder to fly, and I would not want to chart this path with any other team. I am proud to lead this one, and I am looking forward to what we build together.

Jim

Set forth below is an article by Micah Maidenberg in The Wall Street Journal published on June 8, 2026

The Wall Street Journal

Space Company Led by Ex-NASA Chief To Go Public

By Micah Maidenberg, Reporter

Investors have been pumping money into space companies in part because of SpaceX’s massive upcoming IPO, and a developer of maneuverable spacecraft wants to capitalize on the momentum.

Quantum Space said it agreed to merge with a special-purpose acquisition company that would allow the combined enterprise to trade on the Nasdaq as soon as later this year.

“Right now, there’s just a great enthusiasm for space, and it’s because the demand is there,” according to Chief Executive Jim Bridenstine, a former NASA administrator who served in Congress.

The transaction would generate $533 million in new capital for Quantum, funding Bridenstine said would let the company scale up production of a craft called Ranger. The spacecraft is designed to be able to move around different orbits, while hosting payloads. The company is planning a test launch of a vehicle around mid-next year.

A number of companies, including start-ups and more established firms, are competing to develop devices capable of shifting positions around in space, stoked in part by Pentagon demand. Military space officials have said they want mobile assets in orbit to better position the U.S. versus adversaries.

Set forth below is an article by Jennifer Igbonoba and Loren Grush in Bloomberg published on June 8, 2026.

Bloomberg

Space Startup Led by Trump’s Former NASA Boss Inks SPAC Deal

By Jennifer Igbonoba and Loren Grush

June 8, 2026 at 2:37 PM EDT

Quantum Space, a startup led by President Donald Trump’s former NASA chief, will go public through a merger with a special purpose acquisition company in a deal that will value the firm at about $1.2 billion.

Former NASA administrator Jim Bridenstine joined Quantum Space last month as its chief executive officer.

The company, which develops maneuverable spacecraft for defense missions, announced on Monday it will merge with a SPAC, Inflection Point Acquisition Corp. VI. SPACs raise funds by listing on an exchange, then find a private company to merge with and take it public.

Quantum Space expects the deal to be completed before the end of the year.

The announcement of the SPAC deal comes as SpaceX’s initial public offering is set to go public as early as this week in what’s likely to be the largest stock-market debut in history.

The IPO of Elon Musk’s company is “definitely moving the markets in a major way, in a very positive way, for those of us that follow space,” said Bridenstine in an interview. “We love to see this much enthusiasm for the space sector.”

Applied Aerospace & Defense Inc., a space and defense engineering firm based in Huntsville, Alabama, raised $650 million in an IPO last week.

Read More: SpaceX Going Public Is Igniting Wall Street’s Own Race to Orbit

Companies such as Quantum Space also may benefit from a surge in defense spending, with the Trump administration seeking a big increase in the US Space Force’s budget.

The company’s plan “is all about speed, how fast can we get to the market because we see what’s happening with the Space Force budget going from $31 billion up to $71 billion,” said Bridenstine, who led NASA during Trump’s first term.

Co-founded by billionaire Kam Ghaffarian, Quantum Space is working to build its Ranger spacecraft, which can carry missile defense interceptors, surveillance equipment and commercial payloads.

The proceeds from the merger will fund accelerated production of the Ranger platform and expansion of manufacturing facilities, according to Quantum Space. The first Ranger mission is slated to launch no earlier than the second quarter of 2027, Bridenstine said.

A number of space companies such as Rocket Lab Corp. and AST SpaceMobile Inc. used SPACs to go public in a period of blank-check dealmaking during the Covid-19 pandemic.

Quantum Space’s plan is one sign that the strategy may be poised for a comeback.

In another SPAC deal, Futurecorp Space Acquisition 1, formed by a group including former staffers from Surf Air Mobility, xAI and SpaceX, on May 19 said in a filing that it’s seeking to raise $200 million in an initial public offering, and expects to target businesses in space manufacturing, launch platforms and defense investments.

Set forth below is an article in Payload by Jacqueline Feldscher published on June 8, 2026.

Payload

Quantum Space To Go Public Via SPAC

Jacqueline Feldscher

June 8, 2026

Ranger, rendered. Image: Quantum Space

Quantum Space announced its intention to go public via SPAC on Monday.

The move to take the in-space mobility company public—and to do so via SPAC instead of IPO—is driven by the company’s desire to move quickly to meet the military’s needs in orbit, Quantum Space CEO Jim Bridenstine said in a press conference. The news comes just one month after Bridenstine was named CEO.

“Number One, we need to go as fast as possible to get these capabilities on-orbit as soon as possible,” said Bridenstine, who previously served as a member of Congress as well as NASA administrator. “We need to scale, and to do that we need capital, but it’s also important to have access to public markets for other things we want to do. But the key right now is speed.”

The basics: Quantum Space, which was cofounded by Executive Chair Kam Ghaffarian, will go public via a merger with Inflection Point Acquisition Corp. VI ($IPFX). Inflection Point previously took Intuitive Machines ($LUNR)—the lunar company also founded by Ghaffarian—public via SPAC in 2023.

●	The pre-money equity value of Quantum Space is $600M. The company is expected to have an equity value of $1.2B after the merger.

●	Quantum is expected to receive ~$253M from Inflection Point’s trust account, plus ~$300M in Private Investment in Public Equity funds.

●	Quantum is expecting $24M in revenue this year, and $61M in revenue next year, largely driven by milestone payments on contracts that the company has already won, Bridenstine said.

●	Quantum has six contracts and pending proposals with national-security customers, including the Space Force, DARPA, and AFRL.

●	After the transaction closes—expected in Q4—Quantum will trade on the Nasdaq under the ticker $QSPC.

What’s next: Bridenstine predicted that the company’s scaling will likely happen through a mix of organic growth and M&A.

“Doing it internally isn’t always the right approach. We might need to work with some of our suppliers, and maybe bring them in-house,” he said.

Amid all of these changes in the business, the technical team is also preparing to launch the first mission for its Ranger space tug next year.

Set forth below is an article in Space News by Jeff Foust published on June 8, 2026.

Space News

Quantum Space to go public in SPAC deal

by Jeff Foust June 8, 2026

An illustration of Quantum Space’s Ranger spacecraft. Credit: Quantum Space

WASHINGTON — Quantum Space, a company led by a former NASA administrator that is developing highly maneuverable spacecraft for national security missions, will go public by merging with a special purpose acquisition company, or SPAC.

Quantum Space announced June 8 that it will merge with Inflection Point Acquisition Corp. VI, a SPAC traded on the Nasdaq exchange. The companies expect the deal to close in the fourth quarter, with Quantum Space then trading on the Nasdaq under the ticker symbol QSPC.

The deal includes a $300 million investment, known as a private investment in public equity, or PIPE, by Inflection Point into Quantum Space. The SPAC also has $253 million in trust that would go to Quantum Space, assuming none of its shareholders redeem their shares. The deal would value Quantum Space at more than $1.1 billion if there are no SPAC redemptions.

The company plans to use the proceeds to ramp up production of Ranger, a maneuverable spacecraft, seeking to take advantage of growing interest in increased mobility for spacecraft used in national security missions. Quantum Space is one of 14 companies selected by the Space Force in April for Andromeda, a contract vehicle to develop satellites and supporting technologies for monitoring activities in geosynchronous orbit.

“What we’re building at Quantum Space is the most maneuverable satellite in its class,” Jim Bridenstine, the former NASA administrator who was named chief executive of Quantum Space on May 5, said in an investor call about the SPAC deal. “We’re doing it to respond to the Space Force’s requirement that we have sustained maneuver for dynamic space operations.”

He cited a series of solicitations and requests for information from the Space Force, as well as a rapidly growing budget for the service, including a proposal seeking $71 billion in fiscal year 2027.

He said Quantum Space elected to go public through a SPAC rather than a traditional initial public offering because of the speed a SPAC deal offers. “We need to go as fast as possible to get these capabilities on orbit as soon as possible,” he said, with a pathfinder mission for Ranger set to launch in mid-2027.

“We need to scale, and to do that, we need capital,” he said. Quantum Space announced May 12 that it would establish a satellite manufacturing facility in Tulsa, Oklahoma, for Ranger, joining the company’s engineering facilities and headquarters in Maryland and a propulsion integration and testing facility in California.

Those ambitions require the capital the SPAC deal would provide. In a Securities and Exchange Commission filing, the company projects $23.6 million in revenue in 2026 and $60.6 million in 2027. However, the company is projecting losses in both of those years, including a cash burn of $69.4 million in 2026 and $97.6 million in 2027.

Going public, Bridenstine added, could help by making it easier to acquire other companies, such as suppliers.

“Doing it internally isn’t always the right approach. We might need to work with some of our suppliers and maybe bring them in-house,” he said.

Quantum Space is one of several space and technology companies founded by Kam Ghaffarian. Inflection Point previously took another of those companies, Intuitive Machines, public through a SPAC deal that closed in 2023, and also invested in Axiom Space and nuclear energy company X-Energy, which recently went public.

“Now, with Quantum Space, I’m excited to continue this long partnership in establishing what we both believe will be a leading and only pure-play space company focused on the national security market,” Michael Blitzer, chairman of Inflection Point, said on the call with Bridenstine.

While the focus of Quantum Space is on national security applications, Bridenstine said there will be commercial opportunities for its spacecraft as well.

“This is not just about national security — that is our prime focus, that’s what we’re building for — but as we do it, I think there are real opportunities on the commercial market side,” he said. “We’re building for national security, but there’s a commercial market that we absolutely will serve.”

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21(e) of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (“New Quantum Space”) following the Business Combination, including the likelihood and ability of Quantum Space and Inflection Point to successfully consummate the Business Combination, future opportunities for New Quantum Space and other statements that are not historical facts.

These statements are based on the current expectations of the management of Inflection Point and/or Quantum Space and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Quantum Space. These statements are subject to a number of risks and uncertainties regarding Quantum Space’s business and the Business Combination and actual results may differ materially. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Inflection Point, Quantum Space, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain shareholder approval, to obtain financing to complete the Business Combination or other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of New Quantum Space to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantum Space as a result of the announcement and consummation of the Business Combination; the inability of Quantum Space to successfully complete development of its flagship vehicle, Ranger, which is currently in development and has not been manufactured, operated or sold to date, or for it to meet Quantum Space’s design standards, including its intended fuel capacity, having a refuelable and modular architecture, and operational life of up to 15 years; the ability of New Quantum Space to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Quantum Space to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Quantum Space or the combined company may be adversely affected by other economic, business, and/or competitive factors; the amount of redemption requests made by Inflection Point shareholders; unsatisfactory safety performance of Quantum Space’s satellite systems or security incidents at Quantum Space’s facilities; failure of the market for satellites to achieve the growth potential Quantum Space expects; any delayed launches, launch failures, failure of Quantum Space’s satellites to reach their planned orbital locations and significant increases in the costs related to launches of satellites; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations; failure of Quantum Space’s products to operate in the expected manner or defects in its products; counterparty risks on contracts entered into with Quantum Space’s customers and failure of Quantum Space’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Quantum Space does business; and other risks and uncertainties discussed in documents of Inflection Point and/or Quantum Space filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Quantum Space presently do not know or that Inflection Point and Quantum Space currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Quantum Space’s expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Quantum Space anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Quantum Space may elect to update these forward-looking statements in the future, Inflection Point and Quantum Space specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Quantum Space’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, Pubco, Inflection Point and Quantum Space intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Quantum Space in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus (when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. Information about Inflection Point’s directors and executive officers and a description of their interests in Inflection Point and in its initial business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of Inflection Point’s final prospectus (File No. 333-292443) for its initial public offering, filed with the SEC on March 30, 2026, which is available free of charge at the SEC’s website at www.sec.gov and at the following URL: https://www.sec.gov/Archives/edgar/data/2102041/000121390026035878/ea0270234-07.htm. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Quantum Space, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.